April 25, 2017

QTA:TSXVENTURE
QTRRF:OTCQB

NR-05-17

QUATERRA ANNOUNCES OPTION TO ACQUIRE ALASKAN COPPER PROSPECT

Partners with Alaska Earth Sciences and Kijik village corporation to explore porphyry copper belt 200 miles SW of Anchorage

VANCOUVER, B.C. — Quaterra Resources Inc. (“Quaterra” or “the Company”) today announced it has signed a lease agreement with Chuchuna Minerals Company (“Chuchuna”), an Alaska corporation, giving it an option to purchase a 90% interest in the Groundhog copper prospect, a 40,000-acre property situated on an established copper porphyry belt 200 miles southwest of Anchorage, Alaska.

Groundhog is located on State of Alaska claims covering the northern extension of a 10-kilometer wide north-northeast trending structural zone that hosts a number of porphyry copper-gold prospects, including the large Pebble porphyry copper, gold and molybdenum project, which is approximately three miles south of the Groundhog claim boundary. Regional magnetic data suggest that geology similar to that at Pebble extends under cover for an additional 30 kilometers northeast from the Pebble deposit.

Five years of geologic, geochemical, and geophysical studies conducted on the property by a major international mining company, have identified a number of large, high priority, magnetic and induced polarization (IP) targets. It is the intention to evaluate these this summer by mapping, sampling, additional IP and drilling.

Chuchuna, established in 2014, is owned by Kijik Corporation (“Kijik”), and Alaska Earth Sciences (“AES”). Kijik is the ANSCA village corporation for the community of Nondalton that is the adjoining landowner to Groundhog. AES is an Anchorage-based mineral exploration company whose principals have more than 40 years of experience throughout Alaska, and have been involved in major discoveries including the Donlin Creek gold deposit.

Quaterra is committed to funding $1 million for exploration in the first year of the agreement, and a minimum of $500,000 in each of the following four years. Quaterra can earn its 90% interest in Groundhog by providing a total of $5 million in funding for exploration over five years, and by paying Chuchuna a lump sum of $3 million by the end of the fifth year. Quaterra has no obligation to exercise its option and can terminate the agreement at its discretion annually. (All amounts are expressed in U.S. dollars). Chuchuna will be the operator of the project and will plan, implement and manage exploration field programs as set out in a budget and work plan approved by Quaterra.

If Quaterra exercises its option to acquire 90% of Groundhog, Chuchuna and Quaterra will enter into a joint venture agreement. Chuchuna will retain a 10% interest in the property carried to production, and a net smelter returns (NSR) royalty of 1.75% . Within the first ten years Quaterra may purchase 50% of the NSR royalty by paying Chuchuna $25 million.

“The Groundhog project offers the potential to discover a major deposit in an established porphyry belt,” says Quaterra Chairman and CEO Tom Patton. “With this deal, Quaterra has partnered with a local exploration team that has demonstrated previous exploration success, and with a village corporation that is grounded in the local community and has built strong relationships with its surrounding neighbors and governance authorities.”

Quaterra President and COO Gerald Prosalendis says that Quaterra remains focused on its flagship Yerington copper project in Nevada where it has recently commenced a 20,000-foot drill program, but is excited by the prospects in Alaska at Groundhog. “Through our subsidiary Singatse Peak Services, we are the operator at Yerington. Chuchuna will be the operator at Groundhog.” He says that Quaterra has been looking for exploration opportunities that come with large-scale potential, credible partners, community support, valuable data and that can be acquired on reasonable terms in order to position itself ahead of a possible turn in the copper market. “We believe this deal fulfills those requirements.”

Quaterra’s interest in new exploration opportunities follows management’s view that the prolonged downturn in commodity markets may be easing, with a resultant improvement in the price of copper, Quaterra’s key underlying commodity. The Company will continue to seek and review similar opportunities located in stable jurisdictions.

Southwest Alaska is a mineral-rich region of the state that has attracted the attention of some of the largest mining companies and mine finders in the world including Anglo American, Barrick Gold, BHP Billiton, Freeport-McMoRan, Newmont Mining, Novagold and Rio Tinto.

About Quaterra Resources Inc.

Quaterra Resources Inc. (TSX-V: QTA; OTCQB: QTRRF) is a copper exploration and development company with the primary objective of advancing its U.S. subsidiary’s copper projects in the Yerington District, Nevada. The Company also looks for opportunities to acquire copper projects on reasonable terms that have the potential to host large mineral deposits attractive to major mining companies.

Technical information in this news release has been approved by Thomas Patton, Ph.D., the CEO of the Company, and a Qualified Person as defined in NI 43-101.

On behalf of the Board of Directors,
Thomas Patton, Chairman & CEO
Quaterra Resources Inc.

For more information please contact:
Thomas Patton, Chairman & CEO
Quaterra Resources Inc.
604-641-2758

Gerald Prosalendis, President and COO
Quaterra Resources Inc.
604-641-2780

Disclosure note:
Some statements contained in this news release are forward-looking statements under Canadian securities laws and within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are identified in this news release by words such as “will”, “may”, “intends”, “offers the potential”, “suggests”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives, potential outcomes, expectations, or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. In particular, forward looking statements in this news release include that the Company will be able to finance exploration efforts and acquisition costs; that commodity markets and copper prices will improve; that mapping, sampling, IP and exploration drilling will be undertaken; that results will define mineralization or high grade zones; that historical and new exploration will support a resource on the property; and that the Groundhog assets have the potential to support mining operations. These statements are subject to risks and uncertainties which may cause results to differ materially from those expressed in the forward-looking statements. A summary of risk factors that apply to the Company’s operations are included in our management discussion and analysis filings with securities regulatory authorities, and are publicly available on our website. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.